EXHIBIT 99.1

Equinor ASA: Ex dividend New York Stock Exchange

From 20 November 2018, American Depository Receipts (ADRs) in Equinor (NYSE: EQNR; OSE: EQNR) listed at New York Stock Exchange will be traded ex dividend USD 0.23. Record date is 21 November 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.